


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                              OF FARM FRESH, INC.


                                                                                          Page
                                                                                          ----

Independent Auditors' Report                                                               F-2

Consolidated Financial Statements:

    Consolidated Balance Sheets as of December 30, 1995
       and December 28, 1996                                                               F-3

    Consolidated Statements of Loss for each of the years in the three
       year period ended December 28, 1996                                                 F-5

    Consolidated Statements of Stockholder's Deficit for each
       of the years in the three year period ended December 28, 1996                       F-6

    Consolidated Statements of Cash Flows for each of the years in the
       three year period ended December 28, 1996                                           F-7

    Notes to Consolidated Financial Statements                                             F-10




                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Farm Fresh, Inc.:

We have audited the consolidated balance sheets of Farm Fresh, Inc. and subsidiaries as of December 30, 1995 and December 28, 1996 and the related consolidated statements of loss, stockholder's deficit and cash flows for each of the years in the three year period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farm Fresh, Inc. and subsidiaries as of December 30, 1995 and December 28, 1996 and the results of their operations and their cash flows for each of the years in the three year period ended December 28, 1996 in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in 1995 the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.


                                                   KPMG PEAT MARWICK LLP





Norfolk, Virginia
February 11, 1997, except as to note 10, which is as of February 21, 1997




                       FARM FRESH, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                 December 30,        December 28,
                                                                                     1995                1996
                                   ASSETS
Current assets (note 10):
    Cash (note 3)                                                                $  2,079,874          847,665
    Accounts receivable, net of allowance for doubtful
       accounts of $491,330 at December 30, 1995 and
       $1,003,038 at December 28, 1996 (note 16)                                   17,026,234         14,792,965
    Merchandise inventories, net
       Assuming the first-in, first-out method                                     56,700,404         54,164,510
       Less adjustment to the last-in, first-out method                             3,036,896          3,355,394
                                                                                -------------      -------------

                                                                                   53,663,508         50,809,116
                                                                                -------------      -------------

    Prepaid expenses and other current assets                                       2,083,743          1,355,115
                                                                                -------------      -------------

          Total current assets                                                     74,853,359         67,804,861
                                                                                -------------      -------------

Assets held for sale (note 10)                                                      6,220,362          9,998,102
Property, plant and equipment (notes 8, 9, 10 and 16):
    Land                                                                           10,627,356          8,727,365
    Buildings                                                                      64,835,421         62,675,865
    Leasehold improvements                                                         32,016,115         35,955,672
    Fixtures and equipment                                                         82,743,500         87,093,915
    Transportation equipment                                                          628,072            608,037
    Construction in progress                                                          348,932            894,515
                                                                                -------------      -------------
                                                                                  191,199,396        195,955,369
    Less accumulated depreciation and amortization                                 85,264,691         91,778,403
                                                                                -------------      -------------

          Net property, plant and equipment                                       105,934,705        104,176,966
                                                                                -------------      -------------

Favorable lease rights, net of accumulated amortization
    of $6,398,657 at December 30, 1995 and $7,283,859 at
    December 28, 1996                                                               4,519,402          3,540,441
Goodwill, net of accumulated amortization of $994,136
    at December 30, 1995 and $2,348,851 at December 28, 1996                        8,567,662          7,227,683
Deferred financing costs, net of accumulated amortization
    of $4,390,824 at December 30, 1995 and $6,301,559 at
    December 28, 1996                                                               6,663,734          5,785,031
Other, net (note 16)                                                                1,144,005            175,677
                                                                                -------------      -------------

                                                                                 $207,903,229        198,708,761
                                                                                =============      =============

                                                                   (continued)






                       FARM FRESH, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS (Continued)

                                                                                 December 30,        December 28,
                                                                                    1995                1996

            LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
    Current installments of notes payable (note 9)                          $       1,183,073            801,467
    Current installments of obligations under capital
       leases (notes 8 and 16)                                                      1,858,914          3,040,132
    Trade accounts payable                                                         32,900,110         36,149,820
    Accrued expenses (note 7)                                                      24,440,831         24,424,898
    Accrued costs relating to closed stores,
       current portion (notes 3 and 5)                                              1,965,073          1,901,305
                                                                                -------------      -------------

                 Total current liabilities                                         62,348,001         66,317,622
                                                                                -------------      -------------

Long-term debt, excluding current installments:
    Revolving credit facility (note 10)                                            12,169,258         24,289,957
    Notes payable (note 9)                                                          1,751,721            919,698
    Obligations under capital leases (notes 8 and 16)                              31,617,554         33,958,653
    12.25% senior notes (note 11)                                                 165,000,000        165,000,000
    12.25% senior notes, Series A (note 11)                                        37,337,873         37,074,410
    Convertible subordinated debentures (notes 10 and 12)                           9,322,398          4,380,243
                                                                                -------------      -------------


                 Total long-term debt, excluding current installments             257,198,804        265,622,961
                                                                                -------------      -------------

Accrued costs relating to closed stores (notes 3 and 5)                             7,969,459          7,470,884
Deferred credits and other liabilities (note 3)                                     4,356,659          3,424,988
                                                                                -------------      -------------

                 Total liabilities                                                331,872,923        342,836,455
                                                                                -------------      -------------

Stockholder's deficit (note 13):
    Common stock of $.01 par value; authorized 200 shares,
       issued 10 shares                                                                    -                  -
    Additional paid-in capital                                                     29,457,988         29,423,528
    Accumulated deficit                                                          (152,113,645)      (172,442,282)
    FF Holdings stockholder loans (note 16)                                        (1,314,037)        (1,108,940)
                                                                                --------------     --------------

                 Total stockholder's deficit                                     (123,969,694)      (144,127,694)

Commitments, contingencies and subsequent events
    (notes 2, 8, 10, 13, 15 and 16)                                                        -                  -
                                                                                -------------      ------------

                                                                            $     207,903,229        198,708,761
                                                                                =============      =============

See accompanying notes to consolidated financial statements.



                       FARM FRESH, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF LOSS




                                                                                 Years Ended
                                                            -----------------------------------------------------
                                                               December 31,      December 30,       December 28,
                                                                   1994              1995               1996
                                                                   ----              ----               ----
Sales                                                       $   885,883,350   $    885,087,448   $   761,493,845

Cost of sales                                                   677,542,329        674,776,002       583,521,074
                                                               ------------       ------------      ------------

          Gross profit                                          208,341,021        210,311,446       177,972,771

Depreciation and amortization                                   (24,955,107)       (21,749,616)      (20,677,935)

Other selling, general and administrative expenses             (167,527,043)      (164,340,248)     (138,607,053)

Store closure and other charges (note 5)                                 -          (2,635,666)       (1,497,284)

Interest expense                                                (35,150,039)       (35,231,411)      (34,547,000)

Loss on disposition of assets (note 3)                             (396,434)        (4,376,073)         (537,956)

Write down of long-lived assets to be disposed (note 1)                  -          (7,230,982)       (2,756,207)

Other, net (notes 6 and 12)                                          99,448           (701,308)          322,027
                                                               ------------       -------------     ------------


          Net loss                                          $   (19,588,154)  $    (25,953,858)  $   (20,328,637)
                                                                ============   ================      =============

See accompanying notes to consolidated financial statements.



                       FARM FRESH, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT

     Years Ended December 31, 1994, December 30, 1995 and December 28, 1996



                                         Common Stock           Additional           Due from
                                         ------------             Paid-in           FF Holdings
                                     Shares       Amount          Capital           Corporation
                                                                  -------           -----------

Balance at January 1, 1994              10       $    -         29,534,872           (2,266,052)

Contribution from FF Holdings
    (note 13)                           -             -                  -            2,266,052
Dividend to FF Holdings                 -             -            (19,673)                   -
Loans to stockholders                   -             -                  -                    -
Repayment of stockholder loans          -             -                  -                    -
Net loss                                -             -                  -                    -
                                    ------       -------       ------------       -------------

Balance at December 31, 1994           10             -         29,515,199                    -

Repayment of stockholder loans          -             -                  -                    -
Dividend to FF Holdings                 -             -            (57,211)                   -
Net loss                                -             -                  -                    -
                                    ------       -------       ------------       -------------

Balance at December 30, 1995            10       $    -         29,457,988                    -

Writedown of stockholder
  loans (note 16)                       -             -                  -                    -
Dividend to FF Holdings                 -             -            (34,460)                   -
Net loss                                -             -                  -                    -
                                    ------       -------       ------------       -------------

Balance at December 28, 1996            10       $   -          29,423,528                    -
                                    ======        ======      =============       =============




                                                            FF Holdings           Total
                                           Accumulated      Stockholder       Stockholder's
                                             Deficit           Loans             Deficit
                                             -------           -----             -------
Balance at January 1, 1994                 (106,571,633)   (1,382,609)        (80,685,422)

Contribution from FF Holdings
    (note 13)                                         -             -           2,266,052
Dividend to FF Holdings                               -             -             (19,673)
Loans to stockholders                                 -       (76,007)            (76,007)
Repayment of stockholder loans                        -       110,000             110,000
Net loss                                    (19,588,154)            -         (19,588,154)
                                      ------------------ ---------------   ----------------

Balance at December 31, 1994               (126,159,787)   (1,348,616)        (97,993,204)

Repayment of stockholder loans                        -        34,579              34,579
Dividend to FF Holdings                               -             -             (57,211)
Net loss                                    (25,953,858)            -         (25,953,858)
                                      ------------------ ---------------   ----------------

Balance at December 30, 1995               (152,113,645)   (1,314,037)       (123,969,694)

Writedown of stockholder
  loans (note 16)                                     -       205,097             205,097
Dividend to FF Holdings                               -             -             (34,460)
Net loss                                    (20,328,637)            -         (20,328,637)
                                      ------------------ ---------------   ----------------

Balance at December 28, 1996               (172,442,282)   (1,108,940)       (144,127,694)
                                      ================== ================  ================



See accompanying notes to consolidated financial statements.




                       FARM FRESH, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   Years Ended
                                                             ----------------------------------------------------
                                                             December 31,         December 30,        December 28,
                                                                 1994                 1995                1996
Cash flows from operating activities:
    Net loss                                              $    (19,588,154)  $     (25,953,858)  $    (20,328,637)
    Adjustments to reconcile net loss to net
       cash provided by operating activities:
       Depreciation and amortization                            24,955,107          21,749,616         20,677,935
       Store closure and other charges                                  -            2,635,666          1,497,284
       Loss on disposition of property and equipment               396,434           1,915,615            537,956
       Loss on sale of 10 stores to Hannaford Bros. Inc.                -            2,460,458                 -
       Write down of long-lived assets to be disposed                   -            7,230,982          2,756,207
       Loss on disposition of preferred stock                           -            1,084,604                 -
       Write down of FF Holding's stockholder loans                     -                   -             205,097
       Gain on conversion of convertible subordinated
          debentures, net                                               -             (293,546)          (298,536)
       LIFO charge to earnings                                     271,000              35,553            318,498
       Noncash recognition of deferred revenue                    (417,147)           (701,763)        (1,124,194)
       Amortization of premium on debt issuance                   (211,042)           (235,800)          (263,463)
       Changes in assets and liabilities that increase
        (decrease) net cash provided by operating activities:
          Accounts receivable                                   (1,861,757)          2,130,031          2,233,269
          Merchandise inventories                               (3,418,568)           (283,722)           781,332
          Prepaid expenses and other current assets               (184,182)            120,241            728,628
          Trade accounts payable                                 5,069,662          (8,540,684)         3,249,710
          Accrued expenses                                       2,251,105           1,573,802            (15,933)
          Accrued costs relating to closed stores               (3,783,251)         (2,266,813)        (2,059,627)
          Deferred credits and other liabilities                    (8,322)            936,388            192,523
          Other, net                                              (349,970)             93,405            175,098
                                                             --------------     --------------      -------------

                 Total adjustments                              22,709,069          29,644,033         29,591,784
                                                             -------------      --------------      -------------

                 Net cash provided by operating
                    activities                                   3,120,915           3,690,175          9,263,147
                                                             -------------      --------------      -------------

Cash flows from investing activities:
    Acquisitions of property and equipment                      (7,668,431)        (17,081,346)       (18,329,078)
    Proceeds from sale of property and equipment                 1,939,894             654,394          4,880,711
    Proceeds from sale of 10 stores to Hannaford Bros. Inc.             -           28,368,789                 -
    Acquisition of Bold Horizons common stock, net of
       cash acquired                                              (394,539)                -                   -
    Acquisition of assets from Drug Emporium franchisee                 -           (4,246,988)                -
                                                             -------------      --------------      ------------

                 Net cash provided by (used in)
                    investing activities                        (6,123,076)          7,694,849        (13,448,367)
                                                             --------------     --------------      --------------





                       FARM FRESH, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)



                                                                                   Years Ended
                                                             ----------------------------------------------------
                                                             December 31,         December 30,        December 28,
                                                                 1994                 1995                1996
Cash flows from financing activities:
    Borrowings under revolving credit facility            $    144,604,126   $     150,438,533   $    151,656,252
    Repayments under revolving credit facility                (135,533,535)       (156,950,483)      (139,535,553)
    Repayments of long-term debt                                (2,115,466)         (2,014,286)        (1,104,515)
    Repayments of obligations under capital leases              (1,744,016)         (1,922,040)        (2,188,222)
    Payments upon conversion of convertible
       subordinated debentures                                          -           (5,627,762)        (4,667,521)
    Stockholder loan repayments                                    110,000              34,579                -
    Payment of refinancing costs                                  (225,080)                 -          (1,172,970)
    Dividend to FF Holdings                                        (19,673)            (57,211)           (34,460)
    Contribution from FF Holdings                                2,266,052                  -                  -
                                                             -------------      --------------      -------------

                 Net cash provided by (used in)
                    financing activities                         7,342,408         (16,089,670)         2,953,011
                                                             -------------      ---------------     -------------

                 Net increase (decrease) in cash                 4,340,247          (4,713,646)        (1,232,209)

Cash at beginning of period                                      2,453,273           6,793,520          2,079,874
                                                             -------------      --------------      -------------

Cash at end of period                                     $      6,793,520   $       2,079,874   $        847,665
                                                             =============      ==============      =============

Supplemental disclosures of cash flow information:
       Cash paid during the year for:
          Interest                                        $     33,588,257   $      36,080,529   $     34,352,498
                                                             =============      ==============      =============

          Income taxes                                    $             -    $              -    $             -
                                                             =============      ==============      =============

Supplemental information on noncash investing and financing activities:

    During the year ended December 30, 1995, the Company sold selected assets to Hannaford Bros. Inc. (note 3) for net proceeds of $28,368,789, including $820,000 received for noncompete and license agreements.
       The net assets sold are as follows:

        Assets sold                                           $    33,848,965
        Liabilities assumed by Hannaford Bros. Inc.                 3,839,718
                                                                 ------------

                 Net assets sold                                   30,009,247

                 Net proceeds, excluding proceeds related to
                   noncompete and license agreements               27,548,789
                                                                 ------------

                 Loss on sale of assets                       $     2,460,458
                                                                 ============



                       FARM FRESH, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)


Supplemental information on noncash investing and financing activities
  (continued):
 During the year ended December 31, 1994, the Company purchased the common stock of Bold Horizons, Inc. for $416,534 (note 4). In conjunction with the acquisition, liabilities were assumed as follows:

    Fair value of assets purchased                              $     2,887,278
    Cash paid to seller, net of cash acquired                           394,539
                                                                   ------------

             Liabilities assumed, principally long-term debt    $     2,492,739
                                                                   ============


    During the year ended December 31, 1994, the Company finalized the purchase price allocation for the 1993 acquisition of 12 stores from Safeway Inc. as follows:

           Overvaluation of assets                              $     1,060,712
           Overaccrual of closed store liability                     (1,549,112)
           Payment of additional direct costs of acquisition             82,605
                                                                   ------------

           Net change in goodwill                               $      (405,795)
                                                                  =============

    During the year ended December 31, 1994, FF Holdings stockholder loans increased by $76,007 for the accrual of interest.

    During the years ended December 31, 1994, December 30, 1995, and December
       28, 1996, the Company entered into capital lease obligations of $3,258,104, $3,688,500 and $5,765,295 respectively.

See accompanying notes to consolidated financial statements.


                        FARM FRESH, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          December 31, 1994, December 30, 1995, and December 28, 1996

  (1)   Summary of Significant Accounting Policies
    (a)  Nature of Business and Basis of Presentation
         Farm Fresh Inc. (Farm Fresh or the Company), a wholly owned subsidiary of FF Holdings Corporation (FF Holdings), is engaged in the retail grocery business under the names "Farm Fresh," "Rack & Sack" and "Gene Walters' Marketplace." These operations include combination stores and super warehouse stores located in the Hampton Roads, Richmond and Shenandoah Valley areas of Virginia.

         The consolidated financial statements include the accounts of Farm
           Fresh, Inc. and subsidiaries. All significant intercompany balances and transactions of consolidated subsidiaries have been eliminated.

         The consolidated financial statements do not include the accounts of certain joint venture partnerships in which the Company has acquired interests ranging from 20% to 33%. These joint ventures were formed to acquire, renovate, construct and operate various rental properties. The joint venture partnerships are carried on the equity method.

    (b)  Definition of Fiscal Year
         The fiscal year of the Company ends on the Saturday nearest to December
           31. Fiscal year 1994 ended December 31, 1994, fiscal year 1995 ended December 30, 1995 and fiscal year 1996 ended December 28, 1996.

    (c)  Merchandise Inventories
         Inventories are stated at the lower of cost or market. For substantially all of the inventories, cost has been determined on a last-in, first-out (LIFO) basis. With respect to the remaining inventories, cost has been determined on a first-in, first-out (FIFO) basis. Approximately 93% of total merchandise inventories in 1994, 1995, and 1996 were costed using the LIFO method. Movies held for rent are included in merchandise inventories and amortized to their net realizable value over 90 days.

    (d)  Property, Plant and Equipment
         Property, plant and equipment are stated at cost. Buildings and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value of the property at the inception of the lease. Owned buildings, fixtures and equipment are depreciated over the estimated useful lives of the respective assets using the straight-line method. Buildings under capital leases, fixtures and equipment under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the related asset. The Company uses the following estimated useful lives for depreciating and amortizing property, plant and equipment:

                      Buildings                           10-40    years
                      Leasehold improvements                10     years
                      Fixtures and equipment               3-8     years
                      Transportation equipment             3-5     years


    (e)  Favorable Lease Rights
         Favorable lease rights are amortized over the term of the lease using the straight-line method.

    (f)  Goodwill
         Goodwill represents the excess purchase price over the estimated fair value at the date of acquisition of the tangible and identifiable intangible net assets acquired and is amortized over its estimated recovery period using the straight-line method. The maximum recovery period is 25 years.

    (g)  Deferred Financing Costs
         Deferred financing costs are amortized over the term of the related financing primarily using the effective interest method.

    (h)  Income Taxes
         Income taxes are accounted for under the asset and liability method.
           Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         The Company and its wholly owned subsidiaries are included in the Federal income tax return of the consolidated group comprised of FF Holdings and the Company. The income tax information reflected in the accompanying financial statements has been calculated as if Farm Fresh were filing a separate tax return.

    (i)  Assets Held for Sale
         Assets held for sale are carried at estimated net realizable value less estimated costs to sell. Included in assets held for sale at December 28, 1996 are three buildings, one of which is currently leased to a third party through 2000, and three parcels of land. Management expects to sell these properties over the next three years.

    (j)  Preopening Costs
         The Company capitalizes costs associated with the opening of new or remodeled stores and amortizes these costs over the first six accounting periods during which the store is open.

    (k)  Advertising Costs
         Advertising costs, which are included in selling, general and administrative expenses in the accompanying consolidated statements of loss, are expensed as incurred. Advertising expenses, net of cooperative advertising allowances, amounted to $5,379,335, $5,283,195 and $3,296,464, respectively, for the years ended December 31, 1994, December 30, 1995 and December 28, 1996.

    (l)  Impairment of Long-Lived Assets
         In March 1995, the Financial Accounting Standards Board issued
           Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (Statement 121). Statement 121 requires that long-lived assets and certain identifiable intangible assets to be held and used by an entity be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market or discounted cash flow value is required. Statement 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. The Company adopted Statement 121 in 1995. The application of Statement 121 to assets held for disposal resulted in a charge of $7.2 million and $2.8 million in 1995 and 1996, respectively. Statement 121 has not had an impact on assets to be held and used.

    (m)  Use of Estimates
         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (n)  Reclassifications
         Certain reclassifications have been made to the consolidated financial statements for the years ended December 31, 1994 and December 30, 1995 in order to conform with the financial statement presentation for the year ended December 28, 1996.

 (2)    Liquidity
        Although the Company has historically generated cash flow from operations, the interest incurred on its substantial debt obligations has resulted in recurring losses. In addition, FF Holdings will be required to make cash interest payments on its 14.25% senior notes commencing April 1, 1998. As a holding company with no operations independent from the Company, FF Holdings is dependent on dividends from the Company to make its cash interest payments. The Company's limited cash flow as well as the covenants in its debt agreements will likely preclude the Company from paying dividends to FF Holdings to enable FF Holdings to make its April 1, 1998 cash interest payment. As note 13 more fully describes, FF Holdings' failure to make its cash interest payment could result in holders of FF Holdings 14.25% senior notes acquiring a controlled interest in Farm Fresh, which would in turn, trigger a "Change in Control" as defined in the Indentures, requiring Farm Fresh to offer to repurchase the Senior Notes, requiring an effective acceleration of the maturity of the notes.

        Although management believes the Company's cash flow from operations and amounts available under its revolving credit facility will provide sufficient financial resources to meet its obligations through fiscal 1997, substantial additional capital would be required to finance a redemption of the Senior Notes under the Change in Control provision. Management of the Company has engaged an investment banking firm and is in the process of exploring strategic alternatives, which may include the sale of some or all of the Company's assets or the Company remaining independent and either raising additional capital or negotiating modifications in terms to its or FF Holdings indebtedness. There can be no assurance that the Company will be able to secure sufficient capital to enable it to satisfy all outstanding obligations in the event of an acceleration of the senior notes. In that event, the Company may be required to enter into some form of reorganization.


        In addition, the Company's existing revolving credit facility expires on January 13, 1998. Therefore, the Company will be required to renew its existing facility or secure an alternative source of short-term financing prior to the expiration. Although there can be no assurances that the Company will succeed in renewing its existing facility or securing a new facility which will provide sufficient financial resources to conduct its operations, the Company believes that it will be able to obtain some form of short-term interim facility.

  (3)   Sale of 10 Stores to Hannaford Bros. Inc.
        On September 25, 1995, the Company sold the assets of 10 combination stores, three of which had been previously closed by the Company, to Hannaford Bros. Inc. (Hannaford). The stores were primarily located in Richmond, Virginia.

        The net proceeds were as follows:

           Gross proceeds:
                  Inventory and other assets sold             $    28,318,993
                  Noncompete and license agreements                   820,000
                                                                -------------
                                                                   29,138,993
           Divestiture expenses:
                  Sales tax on sale of assets                         261,000
                  Other divestiture expenses                          509,204
                                                                -------------

                      Net proceeds                            $    28,368,789
                                                                =============

        The gross proceeds reflected above include $750,000 received pursuant to a three year noncompetition agreement. This agreement restricts the Company's activities in Richmond and the surrounding areas except with respect to its remaining stores in the Richmond market. The gross proceeds also include $70,000 received pursuant to a one year license agreement under which Hannaford was permitted to trade under the name "The Grocery Store" in the Richmond market for a period of one year. The Company deferred the proceeds received under these agreements and is recognizing revenue over the term of the respective contract.

        The net assets sold and related loss can be summarized as follows:

    Assets sold:
           Merchandise inventories                             $     4,339,497
           Property and equipment                                   13,404,723
           Favorable lease rights                                    5,257,126
           Goodwill                                                 10,847,619
                                                                 -------------
               Total assets sold                                    33,848,965
                                                                 -------------

    Liabilities assumed by Hannaford:
           Obligations under capital leases                          3,334,235
           Closed store liability                                      505,483
                                                                 -------------
               Total liabilities assumed                             3,839,718
                                                                 -------------
               Net assets sold                                      30,009,247

               Net proceeds, excluding proceeds related to
                    noncompete and license agreements               27,548,789
                                                                 -------------
               Loss on sale of assets                          $     2,460,458
                                                                 =============

        Under the terms of the agreement, $1,261,000 of the net proceeds were placed in escrow after closing for any potential claims against the Company with respect to the stores sold and sales tax attributable to the sale. As of December 30, 1995, $250,000 of the escrowed amount had been released to the Company. The remaining amounts held in escrow, including interest accrued thereon, were released to the Company in 1996. The amounts held in escrow are included in cash on the accompanying consolidated balance sheet as of December 30, 1995.

        The Company used $200,534 of the net proceeds to repay an industrial revenue development bond which was collateralized by one of the stores sold.

        In order to comply with the terms of the indentures of the Company's
           12.25% senior notes and 12.25% senior note series A (note 11), the Company reinvested the proceeds from the sale of the assets in remodeling existing stores.

 (4)    Acquisitions
        (a)Drug Emporium
            In November 1995, the Company purchased selected assets from a Drug Emporium franchisee in Richmond for $4.2 million. In conjunction with the acquisition, the Company acquired $1.8 million in inventory and $0.2 million in fixtures, which were placed in existing Company stores. The acquisition was accounted for as a purchase, with the excess of the purchase price over the fair value of the assets acquired allocated to goodwill. The Company is amortizing the goodwill over 2 years. Farm Fresh also entered into a two-year license agreement with Drug Emporium which allows the Company to use Drug Emporium's trademarks in certain Company stores located in Richmond. A stockholder and member of the Company's Board of Directors currently serves on Drug Emporium's Board of Directors.

        (b)Bold Horizons, Inc.
            In August 1994, the Company acquired the outstanding common stock of Bold Horizons, Inc., for $416,534 in cash, including the direct costs of the acquisition, and notes payable totaling $700,000 (note 9). The acquisition was accounted for as a purchase. As a result, the cost of the acquisition was allocated on the basis of the fair market value of the assets acquired and the liabilities assumed, with the excess purchase price of $1.7 million allocated to goodwill. Bold Horizons, Inc. operates one super warehouse store.

  (5)   Accrued Costs Relating to Closed Stores
         During 1995 and 1996, the Company closed six and two stores, respectively. In conjunction with the closures, the Company accrued future costs of $2.6 million in 1995 and $1.5 million in 1996. The costs, recorded based on discounted cash flows, are directly attributable to the closed stores. The costs accrued include rent, taxes, utilities, common area maintenance and other costs associated with the store locations.

         During the years ended December 31, 1994, December 30, 1995 and
           December 28, 1996, $2.5 million, $2.3 million and $2.1 million, respectively, net of related interest expense, related to closed facilities were charged against the liability noted as accrued costs relating to closed stores in the accompanying consolidated balance sheets. These costs represent rent, taxes, utilities, common area maintenance and other costs associated with the specific closed store locations.

 (6)    Write-off of Virginia Supermarkets, Inc. Preferred Stock
         During 1992, Farm Fresh sold 11 of its Nick's stores to Virginia
           Supermarkets, Inc., (Supermarkets), an entity related to Farm Fresh by common ownership. Farm Fresh received cash of $4,955,675 and 10% cumulative preferred stock with $3,000,000 face value. Because the preferred stock represented an investment in a thinly capitalized entity, the gain on the sale of $1,915,396 was deferred until realization could be reasonably assured. Supermarkets was dissolved in 1995 and Farm Fresh wrote off its $1,084,604 investment in the preferred stock. This write-off has been included in other, net in the accompanying consolidated statement of loss for the year ended December 30, 1995.

 (7)    Accrued Expenses
        Accrued expenses consisted of the following:

                                            December 30,         December 28,
                                                1995                 1996

   Accrued licenses and other taxes      $    6,110,228      $    5,407,620
   Accrued interest                           6,986,589           7,181,091
   Accrued insurance claims                   3,669,027           4,125,522
   Accrued other                              7,674,987           7,710,665
                                            -----------         -----------

                                         $   24,440,831      $   24,424,898
                                            ===========         ===========

 (8)    Leases
        Included in property, plant and equipment are the following amounts applicable to capital leases:

                                         December 30,         December 28,
                                             1995                 1996

    Buildings                         $    34,884,277     $    36,396,380
    Fixtures and equipment                  1,395,560           4,897,322
                                          -----------        ------------

                                           36,279,837          41,293,702
    Less accumulated amortization          12,526,405          14,308,039
                                          -----------        ------------

                                      $    23,753,432     $    26,985,663
                                          ===========        ============

        Amortization expense of assets under capital leases was $2,580,176, $2,627,032 and $2,709,123 for the years ended December 31, 1994,
           December 30, 1995 and December 28, 1996, respectively.

        Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 28, 1996 are as follows:


      Fiscal Year                                  Capital Leases     Operating Leases
      ------------                                 --------------     ----------------
        1997                                     $      7,547,981    $     7,531,515
        1998                                            7,483,889          7,193,193
        1999                                            6,878,229          6,581,622
        2000                                            6,318,343          6,187,426
        2001                                            5,499,795          6,084,442
        Later years                                    48,997,548         43,129,778
                                                    -------------       ------------

               Total minimum lease payments            82,725,785    $    76,707,976
                                                                        ============

        Less amount representing interest              45,727,000
                                                    -------------
               Present value of net minimum
                  capital lease payments               36,998,785

        Less current installments of obligations
           under capital leases                         3,040,132
                                                    -------------
               Long-term obligations
                  under capital leases           $     33,958,653
                                                    =============

        Minimum payments under capital leases have not been reduced by minimum sublease rentals of $830,590 due in the future under noncancelable subleases.

        Rental expense for operating leases and contingent rentals for both operating and capital leases are as follows:


                                                                   Years Ended
                                                December 31,       December 30,     December 28,
                                                    1994               1995             1996
                                                    ----               ----             ----
   Minimum rentals - operating
      leases                                $   10,271,529$       10,191,480$       7,276,377
   Contingent rentals - operating
      leases                                       464,779           287,643          200,638
   Contingent rentals - capital
      leases                                       248,155           224,450          180,803
                                                ----------        ----------      -----------

                                            $   10,984,463    $   10,703,573    $   7,657,818
                                                ==========        ==========      ===========



        Contingent rentals are determined as a percentage of sales in excess of stipulated amounts for certain stores. Most of the Company's leases provide for payment of taxes, maintenance, insurance and certain other operating expenses applicable to leased property.

        Minimum payments under capital leases and operating leases do not include minimum rentals for certain leases assumed by Nash Finch and the operators of the Tinee Giant stores. The Company is secondarily liable for these leases in the event of default by the present lessee. Future minimum lease payments on these leases as of December 28, 1996 are approximately $2,024,000.

        The Company sold its North Carolina stores in early 1991 and its Nick's conventional stores in 1992 to independent operators financed by Richfood. Under the agreements, Richfood agreed to guarantee the lease payments for these stores. Therefore, the Company would be liable under these leases only to the extent that the current lessee and Richfood default. Future minimum lease payments under these leases amount to approximately $9,363,000 as of December 28, 1996.

 (9)    Notes Payable
        Notes payable consist of the following:

                                                                            December 30,        December 28,
                                                                                1995               1996
                                                                                ----               ----
            Industrial Development Revenue Bonds;  65% of
                prime, which averaged 5.7% for 1995 and
                   5.4% for 1996, quarterly installments
                   of $90,000 plus interest, due January 2000            $    1,498,463          1,138,463
            Obligations under noncompete agreements;
                10% to 12% interest; monthly payments
                ranging from $2,950 to $3,462; due
                May 1997 to November 2003                                       474,403            228,379
            Notes payable:
                Prime + 2% notes, which averaged 11% for 1995
                and 10% for 1996; weekly installments of $7,752,
                including interest; collateralized by
                substantially all assets of Bold Horizons,Inc.;
                due September 1998                                              566,095            198,767




                                                                            December 30,       December 28,
                                                                                1995               1996

                Prime + 2% notes, which averaged 11% for 1995
                and 10% for 1996; monthly installments of
                $19,444 plus interest; collateralized by
                the common stock of Bold Horizons, Inc.;
                due September 1998                                              395,833            155,556
                                                                            -----------        -----------

                      Total notes payable                                     2,934,794          1,721,165

            Less current installments of notes payable                        1,183,073            801,467
                                                                            -----------        -----------

                      Notes payable, excluding current
                          installments                                   $    1,751,721            919,698
                                                                            ===========        ===========



        At December 28, 1996, collateral for the industrial development revenue bond consisted of certain property, plant and equipment against which the note was issued. The net book value of the related collateral is approximately $2,790,000 at December 28, 1996.

        Aggregate annual maturities of notes payable for fiscal years after December 28, 1996 are as follows: 1997--$801,467; 1998--$378,459;
           1999--$380,800, 2000--$81,901; 2001 and thereafter--$78,538.

(10)    Revolving Credit Facility
        In 1996, the Company renewed its existing revolving credit facility. The revolving credit facility allows the Company to borrow up to $40.0 million, less $4.0 million reserved for the redemption of convertible debentures, subject to certain borrowing base limitations through January 13, 1998. The availability of the revolving credit facility is also reduced by outstanding letters of credit amounting to $1,072,501 at December 28, 1996.

        The revolving credit facility bears interest at prime plus 1 3/4%, payable quarterly. The actual interest rate on the revolving credit facility averaged 10 3/4% for 1995 and 10% for 1996. The facility is collateralized by accounts receivable, inventory and substantially all other assets of the Company. In addition, FF Holdings has pledged all of the outstanding capital stock of Farm Fresh for the repayment of the facility.

        The agreement governing the revolving credit facility contains covenants which, among other things, limit the incurrence of additional indebtedness, capital expenditures, payment of dividends, transactions with affiliates, mergers and consolidations, prepayment of other indebtedness and liens and encumbrances. The Company is also required to maintain a minimum level of cashflow.

        For the year ended December 28, 1996, the Company exceeded the maximum capital expenditures covenant and as a result the lender had the right to demand repayment of the borrowings under the facility. On February 21, 1997, the lender agreed to waive the noncompliance.

(11)    Senior Notes
        On October 9, 1992 the Company issued $165,000,000 of senior notes through a public offering. The notes, which bear interest at 12.25% payable semiannually each April 1 and October 1, represent general unsecured obligations of the Company and mature October 1, 2000.

        On December 13, 1993, Farm Fresh issued an additional $36,000,000 face value of 12.25% senior notes, for gross proceeds of $37,800,000, to finance the acquisition of 12 stores from Safeway Inc. The related premium is being amortized over the life of the notes using the effective interest method. The effective rate on the notes is 11.1%. These notes, labeled Series A in the accompanying balance sheets, have terms that mirror the previously issued senior notes.

        The senior notes are redeemable, at the option of the Company, in whole or in part, at any time on or after October 1, 1997 at specified redemption prices, together with interest to the date fixed for redemption. A sinking fund payment of $100,500,000 is due on October 1, 1999. This sinking fund payment is calculated to retire 50% of the senior notes originally issued prior to maturity. In the event of a change of control of the Company, the Company is obligated to make an offer to purchase all outstanding senior notes at a redemption price of 101% of the principal amount plus accrued interest to the date of repurchase. As described in note 13, a foreclosure by the FF Holdings noteholders on the common stock of Farm Fresh would constitute a change of control.

        The indentures governing the senior notes (the Indentures) contain certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness, transfer or sell assets, pay dividends or make certain other restricted payments, create liens, enter into certain transactions with affiliates or merge or consolidate.

 (12)   Convertible Subordinated Debentures
        In March 1985, $40,000,000 of 7.5% convertible subordinated debentures
           (convertible debentures) due in 2010 were issued. Interest is payable March 1 and September 1. On October 2, 1988, as a result of the acquisition of Farm Fresh by FF Holdings, the convertible debentures were written down from their original face value by $18,613,867 to $21,386,133 to reflect their fair value at the date of acquisition. Therefore, convertible debentures that would formerly have converted, at the option of the holder, at $25.25 per share into common stock converted into $10.50 cash and $3.00 in merger debentures of FF Holdings per equivalent common share. Subsequent to the recapitalization in 1992 and the corresponding repayment of the FF Holdings merger debentures, the convertible debentures now convert into $13.50 in cash per equivalent common share. For the years ended December 31, 1994, December 30, 1995 and December 28, 1996, convertible debentures with face value of $12,000, $10,526,000, and $8,730,000, respectively, were converted, resulting in cash payments by the Company of $6,415, $5,627,762 and $4,667,521, respectively. Due to the significant amount converted in 1995 and 1996, the Company also wrote off a proportionate amount of deferred financing costs associated with issuance of the convertible debentures. These amounts, $109,042 and $85,212 for the years ended December 30, 1995 and December 28, 1996, respectively, have been netted against gains of $402,588 and $383,748 on conversion and included in other expenses, net in the accompanying consolidated statements of loss for the years ended December 30, 1995 and December 28, 1996, respectively.

        The face value of debentures outstanding was $26,764,000 at December 31, 1994, $16,238,000 at December 30, 1995 and $7,508,000 at December 28,
           1996. The difference between the face value of the convertible debentures and the carrying value is being amortized over the term of the bonds using the effective interest method. The effective interest rate is 14.7%.

        Commencing March 1, 1996, the Company is required to make annual sinking fund payments of $2,000,000. Under the terms of the indenture, this requirement can be met through either cash payments or contribution of retired convertible debentures. As a result, the Company will not be required to make a sinking fund payment in cash until March 1, 2009, at the earliest.

        Although the convertible debentures are convertible on demand, a portion of the revolving credit facility described in note 10 has been reserved to finance the conversion of all outstanding debentures as they occur. As a result, the convertible debentures are classified as a long-term liability in the accompanying balance sheets.


(13)    Common Stock and Additional Paid-In Capital
        In October 1988, FF Holdings purchased all of the outstanding common stock of Farm Fresh. At the time of the acquisition, FF Holdings made a capital contribution of $55,600,000 to Farm Fresh. Although the Company is not legally liable for the obligations of FF Holdings, the ability of FF Holdings to meet its obligations is dependent on the Company's ability to pay dividends to FF Holdings in an amount sufficient to service these obligations and to make dividend payments on the preferred stock. The following paragraphs summarize the terms of FF Holdings outstanding securities.

        In conjunction with the issuance of the Company's senior notes (note
           11), FF Holdings issued senior notes (FF Holdings notes) with a face value of $50,000,000 and common stock representing 20% of the fully-diluted ownership of FF Holdings for gross proceeds of $49,000,000. The notes bear interest at 14.25% payable semi-annually in arrears on each April 1 and October 1. FF Holdings has the option to pay interest with additional securities through the October 1, 1997 interest payment date. No principal repayments are required until maturity on October 1, 2002. The proceeds from the issuance of these securities along with the dividend from Farm Fresh were used to redeem in full the FF Holdings 16.5% merger debentures, which were issued in conjunction with the acquisition of the Company by FF Holdings.

        FF Holdings is a holding company with no operations independent from the Company. As a result, the ability of FF Holdings to pay interest on the FF Holdings notes is dependent upon the Company's ability to pay dividends to FF Holdings in an amount sufficient to satisfy such obligations. Assuming FF Holdings elects to pay interest through the October 1, 1997 interest payment date by distributing additional FF Holdings notes in a principal amount equal to the interest then due, FF Holdings will be required to make level, semi-annual cash interest payments of $7.1 million each or $14.1 million annually, to noteholders beginning on April 1, 1998, through the maturity date of the FF Holdings notes. Even if the Company were able to increase its cash flow sufficient to pay the required dividends to FF Holdings, covenants in the Indentures and other instruments evidencing the Company's debt obligations restrict the Company's ability to make cash dividend payments to FF Holdings. The Company has not generated sufficient cash to satisfy the restrictive covenant governing dividends to Holding in the past and is unlikely to satisfy the covenant by April 1, 1998, the date upon which the first cash interest payment on the FF Holding Notes is due. If Farm Fresh were unable to make cash dividends to FF Holdings, FF Holdings would be unable to pay cash interest on the FF Holdings notes. At this time, management is not able to predict the impact on the Company if FF Holdings were unable to pay cash interest on the FF Holdings notes, although it is likely that such an event could lead to the FF Holdings noteholders acquiring a controlling interest in the Company, which could in turn trigger a "Change of Control" as defined in the Indentures. A change of control would require the Company to offer to repurchase the senior notes, resulting in an effective acceleration of the maturity of notes.

        Also in conjunction with the recapitalization, FF Holdings exchanged
           14.25% cumulative preferred stock for all of its existing 16.75% junior debentures and 16.75% cumulative preferred stock. The preferred stock is required by its terms to be redeemed in its entirety on or before October 1, 2004. At December 28, 1996, there was $34,427,346 of cumulative preferred stock outstanding at the liquidation value of $100 per share plus accrued and unpaid dividends.

        Concurrent with the closing of the Safeway acquisition in 1993, FF
           Holdings began a private placement of 2,375,000 shares of Class B common stock to its existing shareholders. At the time of closing, FF Holdings had an unconditional guarantee of $5,000,000 in proceeds for the stock; therefore, the entire amount of the offering was reflected as a capital contribution to the Company in 1993. The private placement was completed on January 14, 1994, and the remaining proceeds were received by Farm Fresh.

(14)    Income Taxes
        The Company's operating results are included in the consolidated Federal income tax return of its parent, FF Holdings Corporation. At December 28, 1996, the consolidated group had net operating loss carryforwards of $111.7 million expiring at various dates through 2011. The Company, on a separate tax return basis, had net operating loss carryforwards for regular Federal income tax purposes which expire as follows:

                                                  Farm Fresh
                       Year                    and subsidiaries
                       ----                    ----------------
                      2003                  $             -
                      2004                                -
                      2005                         9,100,000
                      2006                           500,000
                      2007                         6,500,000
                      2008                        12,400,000
                      2009                        21,500,000
                      2010                         7,700,000
                      2011                        11,700,000
                                               -------------

                                            $     69,400,000
                                               =============


        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities of the Company on a separate tax return basis at December 30, 1995 and December 28, 1996 are presented below:


                                                                              December 30,     December 28,
                                                                                  1995             1996
                                                                              ------------     ------------
              Deferred tax assets:
                  Net operating loss carryforwards                           $  22,382,000       26,334,000
                  Accrued closed store reserves, deductible
                      as paid for tax purposes                                   3,775,000        3,558,000
                  Capital leases, deductible as paid for tax purposes            3,694,000        3,897,000
                  General business credit carryforwards                          1,798,000        1,798,000
                  Vacation and bonus accruals, deductible as paid
                     for tax purposes                                              962,000          731,000
                  Allowance for doubtful accounts, deductible as
                     receivables are written off for tax purposes                  187,000          560,000
                  Non-compete agreements, due to differences
                     between book and tax amortization periods                     373,000          411,000
                  Other                                                             32,000           91,000
                                                                                ------------- -------------

                               Total deferred tax assets                        33,203,000       37,380,000

                               Less valuation allowance                        (20,805,000)     (26,779,000)
                                                                              -------------   --------------

                               Net deferred tax assets                          12,398,000       10,601,000
                                                                                ----------    -------------



                                                                              December 30,    December 28,
                                                                                  1995            1996
                                                                              ------------    ------------
              Deferred tax liabilities:
                  Property, plant and equipment, due to differences between book and tax depreciation methods and adjustments made in
                     purchase accounting
                     not recognized for tax purposes                            (5,048,000)      (4,979,000)
                  Convertible debentures, due to write downs
                     in purchase accounting not recognized
                     for tax purposes                                           (2,628,000)      (1,187,000)
                  Goodwill, due to differences between book and tax
                     amortization periods                                         (744,000)        (432,000)
                  LIFO, due to adjustments made in purchase
                     accounting not recognized for tax purposes                 (2,578,000)      (2,569,000)
                  Leasehold rights, due to differences between book
                     and tax depreciation periods and adjustments
                     made in purchase accounting                                (1,009,000)      (1,146,000)
                  Other                                                           (391,000)        (288,000)
                                                                                -----------   --------------

                               Total deferred tax liabilities                  (12,398,000)     (10,601,000)
                                                                              -------------   --------------

                               Net deferred tax assets and liabilities       $          -                   -
                                                                                ==========    ===============

        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Due to losses incurred historically and the uncertainty of future income, the Company has recorded a valuation allowance to defer recognition of its deferred tax assets until it is more likely than not the benefit will be realized. The valuation allowance for deferred tax assets as of December 31, 1994 was $12,794,000, therefore, an increase of $8,011,000 was reflected in the year ended December 30, 1995. An increase of $5,974,000 in the valuation allowance was reflected in the year ended December 28, 1996.

        During 1994 and 1995 the Company paid $1,460,394 and $403,168, in interest related to the settlement of an Internal Revenue Service audit of the Company's 1986 through 1989 tax returns.

  (15)  Supply Agreement
        Farm Fresh entered into an agreement with Richfood to purchase store merchandise and products of at least $350 million annually, subject to adjustment based on the number of stores in operation. Under the agreement, which expires in December 2001, Richfood's prices for products sold to Farm Fresh will not exceed Richfood's prevailing lowest offering price to its customers, and Richfood will continue to offer to Farm Fresh billing and payment terms at least as favorable as those offered to Richfood's ten largest customers.

 (16)   Related Party Transactions
        Two stores are leased from real estate partnerships in which Farm Fresh is a general partner. One store was treated as a capital lease with net assets of $1,125,397 and $1,060,972 and long-term obligations of $1,688,205 and $1,691,341 in 1995 and 1996, respectively. Both leases expire within the next 19 years. Aggregate annual payments under these related party leases were $653,613 in 1994, 1995 and 1996.

        Included in other assets are investments in real estate partnerships in which Farm Fresh is a general partner. Under the terms of the partnership agreements, Farm Fresh guarantees a portion of the partnership debt. In January 1997, Farm Fresh assigned its ownership interest in one real estate partnership to the other partners. Farm Fresh guaranteed $4,364,570 of notes payable at December 28, 1996 relating to the two remaining partnerships, representing the two partnerships' total outstanding debt.

        Included in stockholder's deficit are loans to certain members of management and stockholders of $1,314,037 and $1,108,940 at December 30, 1995 and December 28, 1996, respectively, which were made to enable them to purchase securities of FF Holdings. Accrued and unpaid interest and cash loans have been charged against net loss in the accompanying 1996 consolidated statement of loss.

        The Company has employment contracts with certain members of management.
           Two of the contracts provide a base salary plus an incentive bonus of up to one half of the individual's salary. The contracts also provide for a bonus to be paid upon the occurrence of certain transactions, which include among other things, the sale of all or a portion of the Company's assets. The contracts have an initial term of two years and automatically renew on an annual basis thereafter. The contracts may be terminated upon death or disability of the employee or by cause, as defined in the contract. Upon termination for reasons other than cause, the employee is eligible to receive severance equal to one year's base salary.

        The remaining employment contracts provide for severance payments ranging from six months to one year's salary upon termination without cause or the occurrence of a change in control of the Company, as defined in the agreements. If these employees had been terminated as of December 28, 1996, the Company would be obligated to pay $950,000 relating to these agreements.

        During the years  presented,  the Company sold  merchandise  to Fair
           Markets, Inc., a company related by common ownership. Included in accounts receivable at December 30, 1995 was $522,944. Fair Markets, Inc. sold its stores during 1996 and the entire receivable was repaid.

(17)    Retirement Savings Plan
        Farm Fresh, Inc. Retirement Savings Plan (Plan) is a defined contribution plan sponsored by the Company. The Plan is designed to provide employees an opportunity to accumulate capital for their future economic security. The Plan provides for employee salary deferral and matching employer contributions.

        Employees of Farm Fresh become eligible to participate in the Plan when they attain age twenty-one and have completed a twelve-month period of not less than 1,000 hours of service. Participation by employees commences at the beginning of the quarter subsequent to the quarter in which the above conditions have been met. Participants become fully vested in the Plan upon normal retirement (age 60 or older), permanent disability, death or completion of one year of credited service.

        Contributions to the Plan accrued by the Company were $1,397,904, $1,424,426 and $1,399,938 for 1994, 1995 and 1996, respectively.


 (18)   Disclosures About Fair Value of Financial Instruments
        The following summarizes disclosure regarding the estimated fair value of the Company's financial instruments at December 30, 1995 and December 28, 1996:

       (a) Cash, accounts receivable, accounts payable and accrued expenses The carrying amount approximates fair value because of the short maturity of these instruments.

       (b) Revolving credit facility
           The carrying amount approximates fair value since the rate was recently renegotiated in conjunction with the renewal described in note 10.

       (c) Notes payable
           The fair value of the Company's notes payable is estimated based on the present value of future cash flows discounted using the Company's revolving credit facility interest rate of prime plus 1 3/4%.

       (d) Accrued costs relating to closed stores
           The carrying amount of these obligations is determined based upon discounted future cash flows and therefore approximates fair value.

       (e) Senior notes
           The fair value of the Company's senior notes is based upon recent trading of these securities in public markets.

       (f) Convertible debentures
           The fair value of the convertible debentures has been based upon their conversion value.

       (g) Letters of credit
           The Company has letters of credit outstanding which guarantee various trade activities. The contract amounts of the letters of credit approximate their fair value.

       (h) Financial guarantees
           A reasonable estimate of the fair value of the Company's guarantees of long-term debt and lease obligations of others, more fully described in notes 8 and 16, could not be made without incurring excessive costs.

       The estimated fair values of the Company's financial instruments are summarized as follows:


                                                                            At December 30, 1995
                                                                      --------------------------------
                                                                       Carrying              Estimated
                                                                        Amount              Fair Value
                                                                      ----------           -----------
         Cash                                                        $   2,079,874       $   2,079,874
         Accounts receivable                                            17,026,234          17,026,234
         Revolving credit facility                                      12,169,258          12,169,258
         Notes payable                                                   2,934,794           2,836,462
         Accounts payable                                               32,900,110          32,900,110
         Accrued expenses                                               24,440,831          24,440,831
         Accrued costs relating to closed stores                         9,934,532           9,934,532
         Senior notes                                                  165,000,000         135,300,000
         Senior notes, Series A                                         37,337,873          29,520,000
         Convertible subordinated debentures                             9,322,398           8,681,703
         Letters of credit, for which it is not
             practicable to estimate fair value                                  -           1,135,055
         Financial guarantees, for which
              it is not practicable to estimate
              fair value                                                         -                   -






                                                               At December 28, 1996
                                                         ---------------------------------
                                                           Carrying             Estimated
                                                            Amount              Fair Value
                                                            ------              ----------
         Cash                                     $          847,665    $          847,665
         Accounts receivable                              14,792,965            14,792,965
         Revolving credit facility                        24,289,957            24,289,957
         Notes payable                                     1,721,165             1,761,714
         Accounts payable                                 36,149,820            36,149,820
         Accrued expenses                                 24,424,898            24,424,898
         Accrued costs relating to closed stores           9,372,189             9,372,189
         Senior notes                                    165,000,000            125,400,00
         Senior notes, Series A                           37,074,410            27,360,000
         Convertible subordinated debentures               4,380,243             4,014,178
         Letters of credit                                         -             1,072,501
         Financial guarantees, for which
              it is not practicable to estimate
              fair value                                           -                     -

 (19)   Selected Quarterly Financial Data (Unaudited)
        The following table and related footnotes present selected quarterly financial data for the Company:


                                               First         Second           Third         Fourth
                                              Quarter        Quarter         Quarter        Quarter         Total
                                              -------        -------         -------        -------         -----
                                                                  (dollars in thousands)
           Year Ended December 30, 1995:

               Sales                         $208,235        $214,680       $215,895       $246,278        $885,087
               Gross profit                    49,270          51,156         50,477         59,408         210,311
               Net loss                        (3,712)         (1,313)        (3,398)       (17,531)(a)     (25,954)

           Year Ended December 28, 1996:

               Sales                         $178,954        $180,032       $180,581       $221,926        $761,494
               Gross profit                    41,664          42,357         41,175         52,777         177,973
               Net loss                        (3,247)         (1,799)        (3,739)       (11,544) (b)    (20,329)

        ----------------
        (a) Includes charges to earnings for reserves established for closed stores of $2.6 million (note 5), write down of long-lived assets to be disposed of $7.2 million and the loss on the sale of 10 stores to Hannaford of $2.5 million (note 3).

        (b) Includes charges to earnings for reserves established for closed stores of $1.5 million (note 5), and write down of long-lived assets to be disposed of $2.8 million.